March 25, 2025

Lei Pei
Chief Executive Officer
WEWARDS, INC.
3305 Spring Mountain Road , Suite 104
Las Vegas , Nevada 89102

        Re: WEWARDS, INC.
            Form 10-K for the Fiscal Year Ended May 31, 2024
            Response dated March 24, 2025
            File No. 000-55957
Dear Lei Pei:

       We have reviewed your March 25, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our February
14, 2025 letter.

From 10-K/A for the Fiscal Year Ended May 31, 2024
Item 9.A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page
12

1. We note your response to prior comment 1. Please revise to disclose management's statement as to whether or not internal control over financial reporting is effective as of May 31, 2024. See Item 308(a)(3) of Regulation S-K.
       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,
 March 25, 2025
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